SALE AND PURCHASE CONTRACT

                       RELATING TO MONTANA HOLDINGS LTD


This Contract is between the following Parties:

Mr. John Mittens and his various associates, a private individual and citizen of the United Kingdom, currently residing at 1 Dicks Point Close, Nassau, Bahamas (together referred to as "JM")

AND

Integrated Data Corp and/or its nominees ("IDC") a public company, registered in the State of Delaware, United States, with an address 3422 Old Capitol Trail, Suite 741, Wilmington, DE. 19808-6192, USA ("IDC")

(hereinafter referred to together as the "Parties")


WHEREAS:

1. JM is the majority shareholder of Montana Holdings Ltd ("MHL"), a private limited company registered in the Bahamas.

    1.1 JM beneficially owns not less than 1,966 Ordinary shares of MHL and controls not less than 3,933 Ordinary shares of MHL, all issued fully paid and together currently representing not less than 70% of the equity of MHL.

2. The total equity of MHL is represented by 5,596 ordinary shares, issued fully paid and each ranking parri passu..

3. IDC is a United States public company listed on the NASDAQ pink sheets under symbol 'ITDD'.

4. IDC has entered into that certain Loan Contract with MHL and JM, whereby JM or his associates promises to facilitate the purchase by IDC of not less than 20% of MHL, being a total of not less than 1,120 ordinary shares, see Appendix 1, The IDC/MHL Loan Contract (the "IDC Loan Contract").

5.  All references to currency in this Contract will be United States
Dollars.


WHEREBY,

The Parties agree that for good and valuable consideration, receipt of which is hereby acknowledged, that they will implement this Contract and abide by the following terms and conditions herein:

6. The Parties agree that the current minimum value of MHL after allowing for debt is not less than $65,000,000, there by valuing ordinary shares at $11,615.44 each

7. As partial fulfilment of the terms and conditions as described in the IDC Loan Contract, JM will sell and IDC will purchase the beneficial interest in 1,120 Ordinary shares of MHL for a total consideration of $13,000,000 (the "Consideration").

8.  The Consideration will be satisfied as follows:

    8.1 $3,880,000 in cash, payable as and when directed by JM in writing to IDC.

    8.2 $6,120,000 in the form of 3,060,000 Ordinary shares of IDC, which shall be issued under Rule 144 of the Untied States Securities and Exchange Commission.

    8.3 $3,000,000 in the form of an unsecured loan to IDC, bearing accruing interest of 3% per annum, whereby the loan plus accrued interest is repayable on the 5th anniversary of this Contract (the "Repayment Date").

        8.3.1 At the sole option of IDC, the loan plus accrued interest will be convertible at any time prior to the Repayment Date, into new shares of IDC at a strike price of $2 per shares and issued under Rule 144 of the United States Securities & Exchange Commission hereby being restricted as to tradability for a period of one year.

9. Until such time as Government approval is obtained for the transfer, or until such time as IDC directs, JM shall continue to hold in trust such equity on behalf of IDC and to IDC's order.

    9.1 Subject to prior Government approval, IDC shall then have the right to direct that any beneficial interest it acquires in MHL shall be held:

         i)   either directly by IDC, or
         ii)  held by a subsidiary of IDC, or
         iii) held by a nominee of IDC.

10. Notices. Any notices permitted or required under this Agreement shall be deemed given upon the date of personal delivery or 48 hours after deposit in the United States mail, postage fully prepaid, return receipt requested, addressed to IDC at:

                        Integrated Data Corp.
                        3422 Old Capitol Trail, Suite 741
                        Wilmington, DE  19808-6192

and addressed to JM at:

                        Mr. John Mittens
                        Montana Holdings Ltd.
                        2 Nassau Court
                        P.O. Box N9322
                        Nassau, Bahamas

or at any other address as any party may, from time to time, designate by notice given in compliance with this section.

11. Governing Law, Jurisdiction and Venue. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, the domicile of IDC. Any action at law or suit for equitable performance initiated hereunder shall be commenced in the Delaware Chancery Court.

12. Arbitration. If at any time during the term of this Agreement any dispute, difference or disagreement shall arise upon or in respect of the Agreement, and the meaning and construction hereof, every such dispute, difference and disagreement shall be referred to a single arbiter agreed upon by the parties, or if no single arbiter can be agreed upon, an arbiter or arbiters shall be selected in accordance with the rules of the American Arbitration Association and such dispute, difference or disagreement shall be settled by arbitration in accordance with the then prevailing commercial rules of the American Arbitration Association, and judgment upon the award rendered by the arbiter may be entered in any court having jurisdiction thereof.

13. Attorney Fees. In the event an arbitration, suit or action is brought by any party under this Agreement to enforce any of its terms, or in any appeal there from, it is agreed that the prevailing party shall be entitled to reasonable attorneys' fees to be fixed by the arbitrator, trial court and/or appellate court.

14. Presumption. This Agreement or any section thereof shall not be construed against any party due to the fact that the Agreement or any section thereof was drafted by that party.

15. Titles and Captions. All article, section and paragraph titles or captions contained in this Agreement are for convenience only and shall not be deemed part of the context nor affect the interpretation of this Agreement.

16. Entire Agreement. This Agreement contains the entire understanding between and among the parties and supersedes any prior understandings, terms sheets, letters and agreements among them respecting the subject matter of this Agreement.

17. Modifications Must Be in Writing. This Agreement may not be changed orally. All modifications of this Agreement must be in writing and must have been signed by each party.

18. Agreement Binding. This Agreement shall be binding upon the successors and assigns of the parties hereto.

19. Further Action. The parties shall execute and deliver all documents, provide all information and take or forbear from all such action as may be necessary or appropriate to achieve the purposes of this Agreement.

20. Counterparts. This Agreement may be executed in several counterparts and all so executed shall constitute one Agreement, binding on both the parties even though both parties may not be signatories to the original or the same counterpart.

21. Facsimile Signatures. Facsimile or electronic mail attachment transmission of any signed original document, and the retransmission of any signed facsimile transmission, shall be the same as delivery of the original signed document. At the request of any party, a party shall confirm documents with a facsimile transmitted signature by signing an original document.


IN WITNESS WHEREOF, the Parties hereto have executed this Contract on the day and year hereinafter written.


Date:  23 January 2007


MR. JOHN MITTENS                          INTEGRATED DATA CORP.

By:  /s/ John Mittens                     By:  /s/ Abe Carmel
    -----------------                         ---------------
    John Mittens                              Abe Carmel
                                              Chief Executive Officer












































                                  APPENDIX 1


Integrated Data Corp.
3422 Old Capitol Trail, Suite 741
Wilmington, DE  19808-6192
21 January 2007


Board of Directors
Montana Holdings Ltd.
#2 Nassau Court
P.O. Box N-9322
Nassau, New Providence
The Bahamas


Subject: 'Letter of Offer' to Invest in the Equity of Montana Holdings Ltd ("MHL") and Provide Up To US$7M in Two Loan Facilities.


Dear Sirs:

Please accept this letter as our irrevocable offer to both purchase equity in MHL and to provide, subject to the terms and conditions of this Letter of
Offer:

   i) an ongoing loan facility of up to US$6M (Six Million US Dollars) to be utilized in defraying the general costs of MHL's Rum Cay development program during the whole of 2007, and

   ii) an ongoing loan facility of up to US$1M (One Million US Dollars) for use in MHL's proposed development of a semi-autonomous 'Floor and Wall Tile Production Facility'.


General Terms and Conditions of the Loan Facilities
---------------------------------------------------

1.  All currency shall be expressed as United States Dollars (US$).

2. This Offer will lapse in its entirety if not accepted in writing by MHL on or before the 8th February 2007.

3. This offer is based on an ongoing fixed value of $65M (Sixty-five Million US Dollars) for 100% of the equity of MHL and $2.00 per share for equity in Integrated Data Corp ("IDC").

    3.1 For the entire period that any term or condition of this offer is in force or to be enacted, these values will remain fixed.

4. The provision of both Loan Facilities will be subject to IDC being assisted by MHL to acquire equity in MHL of not less than 20% of the entire equity of MHL.

    4.1 IDC shall have the right to direct that any beneficial interest it acquires in MHL shall be held:
         i)   either directly by IDC, or
         ii)  held by a subsidiary of IDC, or
         iii) held by a nominee of IDC

5. IDC shall acquire the beneficial interest in such MHL shares prior to first drawdown of the loan facility, thereafter such beneficial interest shall be subject only to obtaining Bahamian government approval for the transfer of the said equity, which MHL shall use its best endeavors to obtain.

    5.1 Until such time as Government approval is obtained for the transfer, or until such time as IDC directs, Mr. John Mittens ("JM"), the Chairman and majority shareholder of MHL, shall continue to hold in trust such equity on behalf of IDC and to IDC's order.

6.  IDC shall be allowed to appoint a nominee to the board of MHL.

7. The terms and conditions of this offer are subject to the prior approval of Matrix Securities/Bank of Scotland.


Equity Terms and Conditions
---------------------------

8. Not less than 66% of the Consideration to be paid by IDC to acquire any equity of MHL shall be in the form of new shares of IDC, issued fully paid and shall be restricted under Rule 144 of the United States Securities & Exchange Commission.

    8.1  Any remaining Consideration shall be paid in cash.

9. In any event and other than by prior written agreement of IDC, JM shall retain not less than 51% of the equity of MHL.

    9.1 In addition, JM shall provide IDC with a one year irrevocable option to acquire his entire equity interests in MHL for a Consideration that shall be satisfied entirely in new shares of IDC, issued fully paid and shall be restricted under Rule 144 of the United States Securities and Exchange Commission.

    9.2 Any exercise by IDC of the option shall be strictly subject to prior Bahamian Government approval and the approval of Matrix/Bank of Scotland, or the full repayment of the Matrix/Bank of Scotland loan facility.


Loan Terms and Conditions
-------------------------

10. Other than by the written consent of IDC, the maximum Loan Facilities will be $6M and $1M respectively.

    10.1 The Loan Facilities shall be drawn-down according to the attached schedule, see Appendix I "Loan Drawdown Schedule" and any changes to the Loan Drawdown Schedule shall be subject to the approval of the IDC nominated board member.

    10.2 The $1M Loan Facility shall be drawn-down to assist in the construction, development and operation of a semi-autonomous 'Floor and Wall Tile Production Facility' to facilitate the reclamation of rock, stone and coral from the marina excavations and its processing into floor, wall and roof tiles for 'arm-length sales' to MHL and other third parties.

    10.3 In additional compensation and under a proposed codicil to this Letter of Offer, IDC shall be entitled to an appropriate equity partnership in a proposed new corporate entity that will establish the aforementioned facility.

11. 1% facility fees of $60,000 and $10,000 respectively, shall be deducted by IDC from the first draw-downs of each Loan Facility.

12. Interest on both Loan Facilities shall be payable monthly in arrears ("Interest Period"), calculated on a 9% annual interest basis and based on the total outstanding amount at the end of each Interest Period.

    12.1 Each monthly interest due on each Loan Facility shall be deducted from the following month's draw-downs.

13. The entire outstanding sums of each Loan Facility shall be considered 'shareholders' loans and rank parri passu in all respects with all other existing MHL shareholder loans, subject to and subordinated only to the Matrix/Bank of Scotland loan.

14. The total of the IDC loans and any accrued interest shall be repayable within 5 working days in the event that:

    14.1 IDC's equity interest in MHL drops bellow 20% without their prior written approval;

    14.2  the repayment of any other shareholders loans;

    14.3 the net asset value of MHL falls below $35M (Thirty-five Million US Dollars); or

    14.4  the insolvency of MHL.

15. Both Loan Facilities shall be repayable at the option of MHL without penalty but in any event on or before the 5th anniversary of the date of first funding.

Please return a copy of this letter, duly executed by an authorized officer of MHL, to signify MHL's acceptance of the terms and conditions of this Letter of Offer in their entirety.

Note that IDC shall be required to make a public statement following the issue of this offer.

Very truly yours,

/s/ Abe Carmel
--------------
Abe Carmel
Chief Executive Officer
Integrated Data Corp.


Accepted and agreed to:

MONTANA HOLDINGS LTD.

/s/ John Mittens
----------------
John Mittens
Chairman